FORM 6-K
U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

dated December 23, 2020

BRASILAGRO – COMPANHIA BRASILEIRA DE PROPRIEDADES AGRÍCOLAS
(Exact Name as Specified in its Charter)

BrasilAgro – Brazilian Agricultural Real Estate Company

(Translation of Registrant’s Name)

1309 Av. Brigadeiro Faria Lima, 5th floor, São Paulo, São Paulo 01452-002, Brazil

(Address of principal executive offices)

Gustavo Javier Lopez,

Administrative Officer and Investor Relations Officer,

Tel. +55 11 3035 5350, Fax +55 11 3035 5366, ri@brasil-agro.com

1309 Av. Brigadeiro Faria Lima, 5th floor

São Paulo, São Paulo 01452-002, Brazil

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

BRASILAGRO – COMPANHIA BRASILEIRA DE PROPRIEDADES AGRÍCOLAS

Publicly-Held Company of Authorized Capital

CNPJ/ME (National Corporate Taxpayer’s Register of the Ministry of Economy) No. 29.627.430/0001-10

Company Register Identification Number (NIRE) 35.300.326.237

CALL NOTICE

EXTRAORDINARY SHAREHOLDERS’ MEETING

The Shareholders of Brasilagro - Companhia Brasileira de Propriedades Agrícolas (“Company”) are invited to attend the Extraordinary Shareholders’ Meeting of the Company, to be held on January 22, 2021, at 2 p.m. (“Meeting”), using an online-only format (i.e., exclusively on digital means), to deliberate on the following agenda:

(i)  The approval of the acquisition, by the Company and its subsidiaries Agrifirma Agro Ltda. and Imobiliária Engenho de Maracajú Ltda., of shares issued by the following companies headquartered in Bolivia: (a) Agropecuaria Acres del Sud S.A.; (b) Ombu Agropecuaria S.A.; (c) Yatay Agropecuaria S.A.; and (d) Yuchan Agropecuarian S.A. (collectively “Target Companies”, and, such acquisition, “Acquisition”); and

(ii)  The authorization to the management of the Company to perform all acts necessary in order to implement the Acquisition, and the ratification of all acts that have already been taken by the Company’s management aiming at accomplishing the Acquisition.

General Information: Shareholders or their legal representatives are required to present copies of the following documents to take part in and/or vote at the Meeting: (i) if natural persons: (a) photo ID of the shareholder or, as the case may be, a photo ID of the proxy and the relevant power of attorney, (b) evidence issued by the booking institution within the last five (5) days and/or (c) in relation to the shareholders participating in the fungible custody of registered shares, the statement containing the respective share interest, issued by the competent body; (ii) if legal entities: (a) the most recent restated Bylaws or articles of association, as well as corporate documents proving powers of representation, (b) photo ID of the legal representative, (c) evidence issued by the booking institution within the last five (5) days and/or (d) in relation to the shareholders participating in the fungible custody of registered shares, the statement containing the respective share interest, issued by the competent body; (iii) if investment funds: (a) the most recent restated fund regulations (if the regulation does not include the fund’s voting policy, please also present the supplementary information form or equivalent document), (b) the most recent restated Bylaws or articles of association of the portfolio manager or administrator, as the case may be, subject to the fund’s voting policy and the corporate documents proving powers of representation, (c) photo ID of the legal representative, (d) evidence issued by the booking institution within the last 5 (five) days and/or (e) in relation to the shareholders participating in the fungible custody of registered shares, the statement containing the respective share interest, issued by the competent body. Attendance by proxy: Pursuant to the first paragraph of article 126 of Law No. 6,404/1976 (“Corporations Act”), and paragraph 4, article 10, of the Company’s Bylaws, shareholders may appoint a proxy to represent them at the Meeting, provided that the relevant power-of-attorney is granted within less than a year ago, who is a shareholder, company administrator, lawyer or financial institution, and the investment fund manager is responsible for representing the members thereof. Corporate shareholders may be represented in accordance with their bylaws/articles of association. The documents to be submitted for attendance in the Meeting shall be the same as those required for the attendance mentioned above and, according to the representation, regardless if natural persons, legal entities or investment funds. Without prejudice to the provision set forth in the second paragraph of article 5 of CVM Instruction 481, of December 17, 2009, as amended (“CVM Instruction 481”) and in accordance with the practice adopted by the Company in the last call notices, in order to streamline the process of General Meetings, shareholders who wish to be represented by a proxy are required to present the respective power of attorney, with special powers and signature, at the Company’s head office, to the attention of the Legal Department, from Monday to Friday, from 8:30 a.m. to 5:30 p.m., until January 15, 2021.

Attendance via Digital Platform: Pursuant to article 5 of ICVM 481, as amended by ICVM 622, in order to participate online in the Meeting using the “Zoom” electronic platform, up to two (2) business days prior to the Meeting (i.e., January 20, 2020), shareholders, their representative or attorneys-in-fact shall send an email to the Company at (ri@brasil-agro.com) requesting to attend the Meeting. Those who fail to submit a request and the required documents to participate online by the aforementioned deadline shall not be allowed to attend online the Meeting. The request to participate shall be accompanied by a document identifying the shareholder, their legal representative or appointed proxy, as well as by the Meeting participant’s telephone number and email address to whom the Company will send the link to access the Meeting, accompanied by the documentation described in the “General Information” item in this Call Notice. Upon receiving a request to attend the Meeting accompanied by the necessary documents prior to the deadline and in accordance with the conditions above, the Company shall send a message containing a link and credentials for accessing the “Zoom” electronic platform to the email address the shareholder, their legal representative or proxy. The link and access credentials provided by the Company are personal and non-transferable, and cannot be shared. The Company will not be liable for any operational or connection problems participants might encounter or any other event or situation outside the Company’s control that might affect or prevent attendance at the Meeting.

Copies of the documents and proposals related to Meeting agenda are available to shareholders at the Company’s headquarters and on its website (www.brasil-agro.com), as well as on the websites of B3 S.A. – Brasil, Bolsa, Balcão (“B3”) (http://www.b3.com.br/pt_br/) and Brazilian Securities and Exchange Comission (Comissão de Valores Mobiliários – CVM) (www.cvm.gov.br).

To contact the Investor Relations Department, please use the telephone numbers (55-11) 3035-5350 / (55 11) 3035-5374 or ri@brasil-agro.com.

São Paulo, December 23, 2020.

Eduardo S. Elsztain

Chairman of the Board of Directors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 23, 2020
	By:	/s/ Gustavo Javier Lopez
		Name:	Gustavo Javier Lopez
		Title:	Administrative Officer and Investor Relations Officer

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